JWL Partners Acquisition Corp.
9 West 57th Street
26th Floor
New York, New York 10019
December 16, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	JWL Partners Acquisition Corp. Request to Withdraw Registration Statement on Form S-1 File No. 333-149120
Ladies and Gentlemen:
In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), JWL Partners Acquisition Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477. The Registration Statement was originally filed with the Commission on February 8, 2008.
The Registrant has determined not to proceed with the proposed registered offering at this time because of unfavorable market conditions that would adversely affect the offering of the securities under the Registration Statement. The Registration Statement was not declared effective, and the Registrant confirms that no shares of the registered securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed offering.
The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.
Please send copies of the written order granting withdrawal of the Registration Statement to Steven R. Isko, JWL Partners Acquisition Corp., 9 West 57th Street, 26th Floor, New York, New York, facsimile number (212) 829-9424, with a copy to Joseph A. Herz, Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, facsimile number (212) 805-5539.
If you have any questions with respect to this request, please call Joseph A. Herz, Esq. of Greenberg Traurig, LLP, counsel to the Registrant, at (212) 801-6926.
Sincerely,
JWL PARTNERS ACQUISITION CORP.

By:	/s/ Steven Isko
	Name:	Steven R. Isko
	Title:	Vice Chairman and Secretary

cc:	Joseph A. Herz Greenberg Traurig, LLP Gregg A. Noel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP